Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
1410 Washington Drive ∙ Stafford, Virginia 22554
(248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac@att.net

*Admitted in Michigan

20 February 2012

Alexandra M. Ledbetter
Staff Attorney
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:         Stakool, Inc. f/k/a Mod Hospitality, Inc.
Registration Statement on Form 10-12G
Filed January 6, 2012
Amendment No. 1 to Form 8-K
Filed November 9, 2011
Amendment No. 2 to Form 8-K
Filed January 6, 2012
File No. 0-24723

Dear Ms. Ledbetter:

Pursuant to our telephone conversation of 15 February 2012, we are in receipt of correspondence from your office dated 3 February 2012, with regard to the above-referenced Stakool, Inc. and will respond to same on or before 5 March 2012.

Thank you for your kind assistance regarding this matter.

With best regards,

/s/ Sharon D. Mitchell